Consent of Independent Registered Public Accounting Firm

The Board of Trustees of The MainStay Funds,
The Board of Trustees of Eclipse Funds,
and the Board of Directors of Eclipse Funds, Inc.:

We consent to the use of our reports dated December 22, 2008, with respect to the financial statements of the MainStay Large Cap Growth, MainStay MAP, MainStay Mid Cap Growth and MainStay Total Return Funds, each a series of The MainStay Funds, and the MainStay Mid Cap Core Fund, a series of Eclipse Funds, and the MainStay Income Manager Fund, a series of Eclipse Funds Inc., as of October 31, 2008, incorporated herein by reference, and to the references to our firm under the headings “Financial Highlights”, “Independent Registered Public Accounting Firm”, and “Financial Highlights of the Acquiring Funds” in the Proxy Statement/Prospectus and Statement of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania
August 18, 2009